Exhibit 23.1

Consent of Independent Registered

Public Accounting Firm

The Board of Directors and Stockholders
Suntron Corporation:

We consent to incorporation by reference in the Registration Statement No. 333-89238, on Form S-8 of Suntron Corporation of our report dated February 28, 2005, except for Note 2 which is as of April 5, 2005, with respect to the consolidated balance sheets of Suntron Corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows and financial statement schedule for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of Suntron Corporation.

/s/ KPMG LLP

Phoenix, Arizona
April 5, 2005